05038493

TES
IGE COMMISSION
:. 20549

BB 3/17

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SOUTHEASTERN SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. WESTSHORE BLVD. SUITE 820
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTANA AND BYRD, P.A.
(Name – *if individual, state last, first, middle name*)

211 S. BLVD (Address) TAMPA (City) FL (State) 33606 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

OATH OR AFFIRMATION

I, JACQUELINE DORMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SOUTHEASTERN SECURITIES GROUP, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLIVIA M. JOYAL
MY COMMISSION # DD 228536
EXPIRES: July 1, 2007
Bonded Thru Notary Public Underwriters

Signature

CHIEF OPERATING OFFICER
Title

Olivia M Joyal
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Santana & Byrd, P.A.
Certified Public Accountants

211 South Boulevard
Tampa, Florida 33606
Office: 813-254-2443
Fax: 813-258-3224

Members of:
American Institute of C.P.A.'s
Florida Institute of C.P.A.'s

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
First Southeastern Securities Group, Inc.

We have audited the accompanying statements of financial position of First Southeastern Securities Group, Inc. (a Florida S corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeastern Securities Group, Inc., as of December 31, 2004 and 2003, and results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santana & Byrd

Santana & Byrd, P.A.
Certified Public Accountants
Tampa, Florida
February 24, 2005

FINANCIAL STATEMENTS

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2004 and 2003

ASSETS

	2004	2003
Current Assets:		
Cash and cash equivalents	$ 1,062,125	$ 1,227,898
Notes & Accounts Receivable		
Brokers and dealers and clearing organizations	87,353	28,102
Other	2,699	2,699
Total Current Assets:	1,152,177	1,258,699
Property and Equipment:		
Office Equipment	184,473	248,976
Less: Accumulated Depreciation	(184,473)	(248,976)
Total Property and Equipment	-	-
Other Assets:		
Cash deposits with clearing organization - Restricted (See note 2)	100,394	-
Deposits - other	6,226	6,226
Total Other Assets	106,620	6,226
Total Assets	$ 1,258,797	$ 1,264,925

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2004 and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Liabilities:		
Current Liabilities:		
Accounts Payable	$ 3,091	$ -
Payroll and Sales Tax Accruals		
Accrued Payroll	13,462	13,075
Payroll Taxes Payable	1,030	1,000
Accrued expenses	25,304	35,347
Commissions payable	74,894	97,995
Total Current Liabilities:	117,781	147,418
Total Liabilities	117,781	147,418
Shareholders' Equity:		
Common Stock, $ 1 par, 7500 shares authorized, 1500 shares issued and 750 outstanding	1,500	1,500
Additional Paid In Capital	14,677	14,677
Retained Earnings - C corp (Note 9)	827,939	827,939
Treasury stock (Note 8)	(500,000)	(500,000)
Retained Earnings - S corp (Note 9)	796,900	773,390
Total Shareholders' Equity	1,141,016	1,117,507
Total Liabilities and Shareholders' Equity	$ 1,258,797	$ 1,264,925

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2004 and 2003

	2004	2003
Income:		
Commissions	$ 1,552,848	$ 1,797,918
Dividend and interest income	22,937	20,941
Other income	575,985	627,468
Total income	2,151,770	2,446,327
Expenses		
Employee compensation and benefits	456,296	246,376
Commissions	1,127,047	1,289,169
Communications	40,090	34,055
Rent	73,574	69,231
Depreciation	14,029	7,513
Interest Expense	8,986	5,913
Other operating expenses	108,238	177,850
Total expenses	1,828,260	1,830,107
Net Income	$ 323,510	$ 616,219

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	CAPITAL STOCK	ADDITIONAL PAID - IN CAPITAL	RETAINED EARNINGS C CORP	TREASURY STOCK	RETAINED EARNINGS S CORP	TOTAL
Audited balance as of December 31, 2003	$ 1,500	$ 14,677	$ 827,939	$ (500,000)	$ 773,390	$ 1,117,506
Net income	-	-	-	-	323,510	323,510
Shareholder distributions	-	-	-	-	(300,000)	(300,000)
Audited balance as of December 31, 2004	$ 1,500	$ 14,677	$ 827,939	$ (500,000)	$ 796,900	$ 1,141,016

See accompanying independent auditors' report and notes to financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net income	$ 323,510	$ 616,219
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	14,029	7,513
(Increase) decrease in:		
Brokers and dealers and clearing organization receivable	(59,251)	11,485
Cash deposits with clearing organization	(100,394)	-
Increase (decrease) in:		
Accounts payable	3,091	(13,729)
Accrued payroll	387	5,117
Payroll taxes payable	30	1,000
Accrued expenses	(10,043)	-
Commissions payable	(23,102)	24,957
Net cash provided (used) by operating activities	148,258	652,563
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(14,029)	(7,513)
Net cash provided (used) by investing activities	(14,029)	(7,513)
Cash Flows from Financing Activities:		
Payments on long-term debt	-	(150,000)
Shareholder Distributions	(300,000)	-
Net cash provided (used) by financing activities	(300,000)	(150,000)
Net increase (decrease) in cash	(165,772)	495,051
Beginning balance of cash	1,227,898	732,847
Ending balance of cash	$1,062,125	$ 1,227,898

	2004	2003
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 8,986	$ 5,913

See accompanying independent auditors' report and notes to the financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Acorn Securities, Inc. was incorporated under the laws of the State of Florida on November 7, 1983, and changed its name to First Southeastern Securities Group, Inc. in 1991. The Company is engaged in the general securities brokerage business with main offices in Tampa, Florida.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, the financial statements of First Southeastern Securities Group, Inc. are maintained on an accrual basis of accounting. The accrual basis of accounting is also used for income tax purposes.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions

Securities transactions and the related revenue and expenses are reflected on a settlement-date basis. Investments are recorded at fair market value, which is not materially different from their cost. Trading accounts are recorded at fair market value. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Accounts Receivable

Commissions receivable and receivables from other sources are all deemed to be fully collectible.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Furniture, fixtures, and equipment are carried at cost. Depreciation is computed using accelerated depreciation over the estimated useful lives of the individual assets, which is not materially different from straight-line depreciation. For tax purposes, depreciation is computed using the modified accelerated cost recovery system (MACRS) of depreciation.

Income taxes

The Company, with the consent of its shareholders, elected to be taxed as an S corporation with the Internal Revenue Service, effective January 1, 2002. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements as of December 31, 2004.

NOTE 2: RESTRICTED CASH

During 2004, the Company utilized the services of First Clearing, LLC (A subsidiary of Wachovia Securities) for clearing all customer transactions. The agreement calls for the Company to establish with the Clearing Firm a deposit of good and free funds in the amount of $100,000. The agreement has a term of three years, and requires the Company at all times maintain on deposit in the account no less than $100,000 in good and free funds. The Clearing Firm shall pay interest on cash deposited in the account in accordance with its then accepted Free Credit Balance Interest Rates. The amount of interest paid, and balance of the account as of December 31, 2004 were $394 and $100,394, respectively. (See note 6)

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 4: PROFIT SHARING

The Company established a SIMPLE Plan, effective January 10, 2002. Under the terms of the plan, the Company elects to match employee contributions up to 3% of the employee's salary. The employer contributions of $12,413 and $8,372 were made for the years ended December 31, 2004 and December 31, 2003, respectively.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,116,701, which represents $1,016,701 in excess of required net capital. As of December 31, 2003, the Company had net capital of $1,110,281, representing an excess over required net capital of $1,010,281. The ratio of aggregate indebtedness to net capital was 8% and 13% for 2004 and 2003, respectively.

NOTE 6: CLEARING AGENT

During 2003 and a portion of 2004 the Company cleared all customer transactions though Correspondent Services Corporation (A subsidiary of UBS Paine Webber), and on May 24, 2004 this agreement was terminated. On May 25, 2004 the Company's clearing agreement commenced with First Clearing LLC (A subsidiary of Wachovia Securities) to clear all customer transactions. Transactions under this agreement are cleared on a fully disclosed basis. (See Note 2)

NOTE 7: LEASING COMMITMENTS

On October 18, 2002, the Company amended the operating lease for office space, which is located at 500 N. Westshore Blvd. Suite 820, Tampa, FL. Minimum annual rental commitments at December 31, 2004, under this agreement are as follows:

For the years ended December 31st

2005	$ 79,766
2006	68,445
	$ 148,211

NOTE 8: TREASURY STOCK

In 1998, the Company purchased 750 shares of common stock from its shareholders for a cost of $500,000. This purchase comprises the entire balance of treasury stock as of December 31, 2004.

NOTE 9: RETAINED EARNINGS

A breakdown of retained earnings as of December 31, 2004 is as follows:

Retained Earnings (C corp earnings)	$	827,939
Treasury stock		(500,000)
Accumulated adjustments account (S corp earnings)		796,900
	$	1,124,840

Effective January 1, 2002, the Company converted to an S corporation, and accordingly the retained earnings under S corporation status have been taxed directly to the shareholders.

SUPPLEMENTARY SCHEDULES

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Ownership Equity	$ 1,117,507
Profit / Loss - Year to Date	323,510
Sub- S Shareholder Distributions	(300,000)
Adjusted Net Worth	1,141,016
Subordinated Loans	-
Total Available Capital	1,141,016
Non-Allowable Asset	(24,315)
Tentative Net Capital	1,116,701
Haircuts	
Other Securities	-
Total Haircuts	-
Net Capital	1,116,701
Minimum Net Capital	(100,000)
Excess Net Capital	$ 1,016,701
Aggregate Indebtedness	$ 117,781
Ratio of Aggregate Indebtedness to Net Capital	11%

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS

EXEMPTIVE PROVISION UNDER RULE 15C3-3

The Company is exempt from computing reserve requirements under Rule 15c3-3 per section (k)(2)(ii) of the rule.

Customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is First Clearing, LLC (A subsidiary of Wachovia Securities).

During the course of the audit no facts came to the auditor's attention to indicate the exemption had not been complied with during the period since the auditor's last examination.

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	-

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17A-5(d)(4)
DECEMBER 31, 2004

There is no material difference between the computation of net capital under Rule 15c3-1 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker-dealer in the unaudited FOCUS report.

See accompanying independent auditors' report.

REQUIRED REPORTS

Santana & Byrd, P.A.
Certified Public Accountants

211 South Boulevard
Tampa, Florida 33606
Office: 813-254-2443
Fax: 813-258-3224

Members of:
American Institute of C.P.A.'s
Florida Institute of C.P.A.'s

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholders of
First Southeastern Securities Group, Inc.

In planning and performing our audit of the financial statements of First Southeastern Securities Group, Inc. (a Florida S corporation), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Southeastern Securities Group, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because First Southeastern Securities Group, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by First Southeastern Securities Group, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santana & Byrd

Santana & Byrd, P.A.
Certified Public Accountants
Tampa, Florida
February 24, 2005

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003